UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35644 / June 18, 2025

In the Matter of:

Blackstone Private Credit Fund
Blackstone Secured Lending Fund
Blackstone Private Multi-Asset Credit and Income Fund
Blackstone Long-Short Credit Income Fund
Blackstone Senior Floating Rate 2027 Term Fund
Blackstone Strategic Credit 2027 Term Fund
Blackstone Private Real Estate Credit and Income Fund
Blackstone Alternative Investment Advisors LLC
Blackstone CLO Management LLC (Management Series)
Blackstone Credit BDC Advisors LLC
Blackstone Infrastructure Advisors L.L.C.
Blackstone Ireland Fund Management Limited
Blackstone Ireland Limited
Blackstone Liquid Credit Advisors I LLC
Blackstone Liquid Credit Strategies LLC
Blackstone Private Credit Strategies LLC
Blackstone Private Investments Advisors L.L.C.
Blackstone Real Estate Special Situations Advisors L.L.C.
BX REIT Advisors L.L.C.
BXMT Advisors L.L.C.
Clarus Ventures, LLC
certain of their wholly-owned subsidiaries, joint ventures and BDC downstream funds as
described in Appendix A to the application
and certain of their affiliated entities as described in Appendix B to the application

345 Park Avenue
New York, New York 10154

812-15726

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Blackstone Private Credit Fund, et al. filed an application on March 14, 2025, and an amendment
to the application on April 11, 2025, and April 24, 2025, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the

Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 27, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35567A). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Blackstone Private Credit Fund, et al. (File No. 812-15726) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.